

June 7, 2012

Via E-mail
Mr. Richard D. Peterson
Executive Vice President,
Chief Financial Officer and Treasurer
Medicis Pharmaceutical Corporation
7720 N. Dobson Road
Scottsdale, AZ 85256-2740

Re: **Medicis Pharmaceutical Corporation**
                   Form 10-K for the Fiscal Year Ended December 31, 2011
                   Filed February 28, 2012
                   File No. 001-14471

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Business
Third-Party Reimbursement, page 8

1. Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements. In this regard, please provide us proposed revised disclosure to be included in MD&A in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D "donut hole" in 2011. Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your statement of earnings in 2011, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Long-lived Assets, page 87

2. Intangible assets, net of $502 million at December 31, 2011 represents 34% of total assets
    and 60% of stockholders' equity. On page 87 you present some sensitivity analysis
    regarding the intangible asset related to DYSPORT. Provide us proposed disclosure to be
    included in future periodic reports that disaggregates intangible assets by product/project or
    product category.

Notes to Consolidated Financial Statements
Note 5. Segment and Product Information, page F-21

3. You disclose "During 2009, 2008 and 2007, the Company's top three products constituted
    71.4%, 69.4% and 70.8%, respectively, of its total net revenues." Tell us why you believe
    this disclosure is useful without identifying the products and related percentage of net
    revenues of each separately. Please refer to ASC 280-10-50-40.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in these filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:
    ● the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;
    ● staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and
    ● the company may not assert staff comments as a defense in any proceeding initiated
      by the Commission or any person under the federal securities laws of the United
      States.

    You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske,
Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments.
In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant